Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
GENVEC, INC.

Under Section 242 of the General Corporation
Law of the State of Delaware

GENVEC, INC., a corporation duly organized and existing under the Delaware General Corporation Law (the “Corporation”), does hereby certify:

1.           The name of the Corporation is GENVEC, INC.

2.           The amendment set forth below to the Corporation’s Amended and Restated Certificate of Incorporation (the “Certificate”) was duly adopted in accordance with Section 242 of the Delaware General Corporation Law, and was approved by the holders of a majority of the outstanding stock of the Corporation entitled to vote thereon at the annual meeting of stockholders of the Corporation held on November 13, 2015.

3.           Article IV of the Certificate is amended by deleting Section 4.1 in its entirety and replacing it with the following:

“Section 4.1 Total Number of Shares of Capital Stock.    The total number of shares of stock of all classes that the Corporation shall have authority to issue is 60,000,000 of which 55,000,000 shares shall be designated as common stock, $.001 par value per share (the “Common Stock”) and 5,000,000 shares shall be designated as preferred stock, par value $.001 per share (the “Preferred Stock”).”

4.           This Certificate of Amendment of the Amended and Restated Certificate of Incorporation shall be effective upon its filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by Douglas J. Swirsky, its President, Chief Executive Officer and Corporate Secretary, this 13th day of November, 2015.

By:	/s/ Douglas J. Swirsky
Douglas J. Swirsky
President, Chief Executive Officer and Corporate Secretary